FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 14, 2007

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated February 14, 2007

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: February 14, 2007	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

By: /s/ David Sach

	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
February 14, 2007

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
FOR THE PERIOD ENDED DECEMBER 31, 2006

New York and Stockholm – February 14, 2007 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces results for the quarter and year ended December 31, 2006.

  Subscriber increase for Q4 of 99%, bringing total subscribers to 14.9m*
  99% increase in revenues for Q4 to $544m (Q4 05: $273m) *
  71% increase in EBITDAfor Q4 to $229m (Q4 05: $134m) *
  Profit before tax for Q4 of $99m (Q4 05: $76m) *
  Net Profit for Q4, including discontinued operations, of $50m (Q4 05: $16m)
  Basic earnings per common share for Q4 of $0.50 (Q4 05: $0.16)

  71% increase in revenues for the full year to $1,576m (2005: $923m) *
  64% increase in EBITDA for the full year to $717m (2005: $438m) *
  Profit before tax for the full year of $354m (2005: $171m) *
  Net Profit for the full year, including discontinued operations, of $169m (2005: $10m)
  Basic Earnings per common share of $1.68 for the year to Dec 2006 (2005: $0.10)

*Excludes discontinued operations

Chief Executive Officer’s Review

Marc Beuls, Chief Executive comments: “In the fourth quarter Millicom again delivered exceptional growth surpassing what was a record breaking third quarter. Fourth quarter revenues increased by 99% from Q4 2005 to $544m and EBITDA rose by 71% to $229m. In Q4, 3.7 million new subscribers were added, of which 1.9m came through the acquisition of Colombia Movil.

“The very high levels of subscriber intake, 7.4 million for the whole year, went in tandem with increased capex during 2006. Capex for the fourth quarter was $247 million giving a total of $616 million for the year, excluding Pakistan and other discontinued operations. This reflected strong investment in the networks in all our regions, but particularly in Colombia and the Democratic Republic of Congo. The progress made in building a new network in Congo allowed us to launch the Tigo brand this January, and with over 100,000 subscribers today, the first signs for the Congo business are encouraging. We have also launched Tigo in Sri Lanka and expect Tigo to be an important catalyst for this business too.

“Central and South America remain the key drivers of growth reflecting the success of Tigo in the second year after launch. In the fourth quarter, revenues in Central America were up 77% year on year and EBITDA was up 62%. In South America, excluding Colombia where we launched Tigo in November, underlying quarterly revenue growth was 80% and EBITDA growth was 109%. In Africa, with revenues and EBITDA up by 59% and 53%, respectively, we are already seeing the effect of the launch of Tigo and we believe that in the future our African businesses can achieve similar if not higher levels of growth than those we have enjoyed from Latin America. In the fourth quarter, we cleaned up the subscriber base in Tanzania which affected net subscriber intake for the quarter but helped increase ARPUs as these customers were inactive.

“Yesterday we completed the sale of Paktel for an enterprise value of $460 million. The number of subscribers for Pakistan was similar to that for Colombia and as such, the total number of subscribers at year-end has not been materially impacted. We believe our opportunity as the third operator in Colombia is a more attractive prospect and we expect to see Colombia Movil rise towards average group margins in the medium term. The current and prior year results have been presented to show the continuing businesses separately by segregating the discontinued operations. We have also merged the South Asia and South East Asia clusters into one Asian operation.”

FINANCIAL SUMMARY FOR THE PERIOD TO DECEMBER 31, 2006 AND 2005

SUBSCRIBERS	Q4	Q4	Q on Q
	2006	2005	change

- Total(i)	14,945,445	7,511,265	99%

- Attributable(ii)	12,840,568	6,277,234	105%

REPORTED NUMBERS	Q4	Q4	Q on Q	FY	FY	Y on Y
US$ ‘000	2006	2005	change	2006	2005	change

Revenues	543,781	273,411	99%	1,576,100	922,780	71%

EBITDA(iii)	229,191	134,220	71%	717,148	438,094	64%

EBITDA margin	42%	49%		46%	47%

Net Profit for the period	49,895	16,130		168,947	10,277

(i)	Total subscriber figures represent the worldwide total number of subscribers of mobile systems in which Millicom has an ownership interest.
(ii)	Attributable subscribers are calculated as 100% of subscribers in Millicom’s subsidiary operations and Millicom’s percentage ownership of subscribers in each joint venture operation.
(iii)	EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs, general and administrative expenses from revenues and other operating income.

FINANCIAL AND OPERATING SUMMARY

  Strong subscriber growth with total subscribers at 14.9 million, an increase of 99% compared to Q4 2005

  3,679,325 new total subscribers added in Q4 2006

  Record revenues of $544 million in Q4 2006, up 99% vs Q4 2005

  Record EBITDA of $229 million in Q4 2006, up 71% vs Q4 2005

  Investments include capex of $247 million for the fourth quarter and $616 million for the full year to December 2006, excluding capex of discontinued operations. Total capex, including Pakistan and other discontinued operations, amounted to$724 million for the year and $295 million for the quarter.

  Cash and cash equivalents of $657 million at end of Q4 2006

  Cash upstreaming of $361 million in the year to December 2006

  Net debt of $837 million with a Net Debt to full year EBITDA ratio of 1.2 to 1 enabling significant continuing investment

  Total cellular minutes increased by 121% for the three months ended December 31, 2006 from the same quarter in 2005 and prepaid minutes increased by 124% in the same period.

  On October 2, 2006 Millicom acquired 21.6 million new shares of Colombia Movil, representing a 50% plus 1 share controlling stake in the company for a consideration of US$125 million. Colombia Movil is fully consolidated as a Millicom subsidiary since October 2, 2006.

  On October 18, 2006, Millicom sold its broadband business in Peru.

2

SUBSEQUENT EVENTS

  On February 13, 2007 Millicom completed the sale of its 88.86% shareholding in Paktel Limited to China Mobile Communications Corporation with an implied enterprise value of US$460 million. Millicom expects a net gain of approximately $270 million on receipt of the total cash consideration. In 2006, losses from discontinued operations were some $76 million, which were mostly from Paktel.

REVIEW OF OPERATIONS

SUBSCRIBER GROWTH

In the fourth quarter of 2006 Millicom’s worldwide operations in Latin America, Africa and Asia added 3,679,325 net new total cellular subscribers.

At December 31, 2006, Millicom’s total cellular subscriber base increased by 99% to 14,945,445 cellular subscribers from 7,511,265 as at December 31, 2005. Particularly significant year on year percentage increases were recorded in Ghana (170%), Chad (105%), Guatemala (91%), El Salvador (88%), Honduras (86%) and Paraguay (84%). Millicom’s attributable subscriber base increased to 12,840,568 as at December 31, 2006 from 6,277,234 as at December 31, 2005, an increase of 105%.

Prepaid subscribers accounted for 94% or 14,069,319 of the total cellular subscribers reported at the end of the fourth quarter.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2006

Total revenues for the three months ended December 31, 2006 were $543.8 million, an increase of 99% from the fourth quarter of 2005 excluding discontinued operations. The Central American market produced a 77% increase in revenues from $142.0 million for the fourth quarter of 2005 to $250.9 million for the fourth quarter of 2006, with Guatemala and Honduras both producing growth of at least 80%. South America reported the strongest year on year organic revenue growth for the quarter, with Bolivia and Paraguay combined producing an increase of 80%. Including Colombia, which was consolidated in the fourth quarter of 2006, revenues for South America were $162.3 million, up over 300% from the fourth quarter of 2005. From 2005, Millicom has been able to pursue higher value customers with value-added services following the roll-out of Tigo branded GSM services across Latin America and this has led to strong ARPU levels across the region.

Fourth quarter revenues for Africa were $92.4 million compared to $58.1 million in the fourth quarter of 2005, an increase of 59%, reflecting Millicom’s investment and increased capex in Africa to grow its networks. Excluding Chad, which grew by 297% from the fourth quarter of 2005 from a low base, the strongest market was again Ghana which grew by 147%. Revenues from Senegal and Tanzania are starting to see the benefits of the Tigo launches in those countries. The Democratic Republic of Congo grew 11% from the third quarter of 2006 and celebrated its own Tigo launch on January 18, 2007.

With Paktel now held as a discontinued operation, Sri Lanka, the remaining South Asian operation and the South East Asian operations of Cambodia and Laos have been put together into one Asian cluster. Revenues for Asia for the fourth quarter were $38.2 million, up 15% from $33.2 million for the fourth quarter of 2005.

EBITDA for the three months ended December 31, 2006 was $229.2 million, a 71% increase from the fourth quarter of 2005. Central America recorded growth in EBITDA of 62% from the fourth quarter of 2005 to $131.4 million. The equivalent increase for South America was 109%, excluding Colombia. Total EBITDA, including Colombia, was $48.9 million. EBITDA for Africa increased by 53% to $32.8 million. EBITDA for Asia was $16.1 million, an 8% increase from the fourth quarter of 2005.

The EBITDA margin in the fourth quarter of 2006 was 42%. Central and South America recorded EBITDA margins of 52% and 30% respectively in the fourth quarter of 2006. The South American EBITDA margin was impacted by the lower than average margin in Colombia Movil. For Africa, the EBITDA margin was 36%, and for Asia it was 42%. Compared to 2005, the Group EBITDA margin was lower due to the impact of Colombia and a reduction in non-recurring other operating income.

3

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2006

Total revenues for the year ended December 31, 2006 were $1,576.1 million, an increase of 71% over 2005. Revenues for Central America were $796.1 million, an increase of 76%, and for South America, revenues were $321.0 million, up 127%. Revenues for Africa were $312.1 million, increasing by 53%. In Asia revenues were $146.9 million, up 18% year on year.

EBITDA was $717.1 million for the year ended December 31, 2006, an increase of 64% over 2005. EBITDA for Central America for the year ended December 31, 2006 increased by 74% to $415.4 million and increased by 108% for South America to $118.0 million. Africa recorded a 39% increase to $122.6 million for the year ended December 31, 2006. EBITDA for Asia was $61.1 million, up 13%.

The Group EBITDA margin for the year ended December 31, 2006 was 46%, for Central America it was 52%, for South America 37%, for Africa 39%, and for Asia 42%.

Total cellular minutes increased by 82% for the year ended December 31, 2006 compared with 2005 and prepaid minutes by 92%.

COMMENTS ON FINANCIAL STATEMENTS

  The depreciation charge in 2006 is substantially higher than 2005 due to higher capital expenditures.

  The increase in property, plant and equipment (PPE) is also primarily a result of the higher capex levels to greatly improve the quality and coverage of the networks.

  The acquisition of Colombia Movil has impacted most areas of the financial statements with particularly major impacts on the subscriber numbers, PPE, intangible assets (including goodwill) and external debt.

  Paktel has been classified as an asset held for sale and, as such, its assets and liabilities have been segregated and shown on separate lines on the balance sheet.

  Paktel, Pakcom, Vietnam and Peru have all been classified as discontinued operations in the financial statements. Accordingly, the current and prior year results have been amended to show these operations within a single line on the profit and loss statement.

4

OTHER INFORMATION

The amounts in the consolidated statements of profit and loss for the three months and twelve months ended December 31, 2006, the consolidated balance sheets as at December 31, 2006 and December 31, 2005, the condensed consolidated statements of cash flows and condensed consolidated changes in equity are prepared in accordance with International Financial Reporting Standards (IFRS).

This report is unaudited.

Millicom’s financial results for the first quarter of 2007 will be published on April 24, 2007.

Luxembourg, February 14, 2007.

Marc Beuls, President & Chief Executive Officer
David Sach, Chief Financial Officer

Millicom International Cellular S.A
75 Route de Longwy
L-8080 Bertrange
Luxembourg
Tel : +352 27 759 101
Registration number: R.C.S. Luxembourg B 40.630

Millicom International Cellular S.A. is a global telecommunications group with cellular operations in Asia, Latin America and It currently has cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population license of approximately 280 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

David Sach	Telephone:	+352 27 759 327
Chief Financial Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

5

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 15.00 UK / 16.00 CET / 10.00 ET, on Wednesday, February 14, 2007. The dial-in numbers are: +44 (0)20 7806 1955, +46 (0)8 5352 6407 or +1 718 354 1388 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7806 1970 / +46 (0)8 5876 9441 or +1 718 354 1112, access code: 6657480#.

APPENDICES

  Consolidated statements of profit and loss for the three months ended December 31, 2006 and 2005

  Consolidated statements of profit and loss for the years ended December 31, 2006 and 2005

  Consolidated balance sheets as at December 31, 2006 and 2005

  Condensed consolidated statements of cash flows for the years ended December 31, 2006 and 2005

  Condensed consolidated statements of changes in equity for the years ended December 31, 2006 and 2005

  Quarterly analysis by cluster

  Total subscribers and market position by country

6

     Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended December 31, 2006 and 2005

	Quarter ended	Quarter ended
	Dec 31, 2006	Dec 31, 2005
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenues	543,781	273,411
Operating expenses
Cost of sales (excluding depreciation and amortization)	(152,354)	(78,397)
Sales and marketing	(95,646)	(40,030)
General and administrative expenses	(68,858)	(33,860)
Other operating income	2,268	13,096

EBITDA	229,191	134,220
Corporate costs	(9,970)	(4,681)
Stock compensation	(3,419)	(703)
Write-back / (write-down) of assets, net	(5,662)	11,046
Gain from sale of subsidiaries and joint ventures, net	2,263	493
Depreciation and amortization	(86,693)	(44,058)

Operating profit	125,710	96,317
Interest expense	(44,285)	(29,581)
Interest and other income	15,054	8,101
Other, net	2,198	186
Profit from associated companies	511	845

Profit before taxes	99,188	75,868
Taxes	(41,651)	(23,948)

Net Profit after taxes	57,537	51,920
Result from discontinued operations	(18,832)	(37,377)
Minority interest	11,190	1,587

Net Profit for the period	49,895	16,130

Basic earnings per common share (US$)	0.50	0.16

Weighted average number of shares
outstanding in the period (in thousands)	100,650	98,937

Profit for the period used to determine diluted earnings per
common share	49,895	16,130

Diluted earnings per common share (US$)	0.49	0.16

Weighted average number of shares and potential
dilutive shares outstanding in the period (in thousands)	101,759	99,927

7

     Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the years ended December 31, 2006 and 2005

	Year ended	Year ended
	Dec 31, 2006	Dec 31, 2005

	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenues	1,576,100	922,780
Operating expenses
Cost of sales (excluding depreciation and amortization)	(433,878)	(263,807)
Sales and marketing	(246,591)	(124,187)
General and administrative expenses	(182,519)	(112,104)
Other operating income	4,036	15,412

EBITDA	717,148	438,094
Corporate costs	(37,613)	(23,137)
Stock compensation	(12,850)	(3,075)
Write-back / (write-down) of assets, net	(4,455)	2,193
Gain from sale of subsidiaries and joint ventures, net	8,099	2,437
Depreciation and amortization	(229,041)	(141,143)

Operating profit	441,288	275,369
Interest expense	(123,969)	(116,031)
Interest and other income	36,385	23,373
Other, net	(1,186)	(12,807)
Profit from associated companies	1,483	1,296

Profit before taxes	354,001	171,200
Taxes	(118,205)	(68,795)

Net Profit after taxes	235,796	102,405
Result from discontinued operations	(75,813)	(98,260)
Minority interest	8,964	6,132

Net profit for the year	168,947	10,277

Basic earnings per common share (US$)	1.68	0.10

Weighted average number of shares
outstanding in the year (in thousands)	100,361	98,803

Profit for the year used to determine diluted earnings per
common share	168,947	10,277

Diluted earnings per common share (US$)	1.67	0.10

Weighted average number of shares and potential
dilutive shares outstanding in the year (in thousands)	101,371	99,920

8

Millicom International Cellular S.A.
Consolidated balance sheets
as at December 31, 2006 and 2005

	Dec 31,	Dec 31,
	2006	2005*
	(Unaudited)

	US$’000	US$’000
Assets

Non-current assets
Intangible assets, net	482,775	370,742
Property, plant and equipment, net	1,267,159	671,774
Investment in associates	6,838	5,367
Financial assets:
Financial assets available for sale	-	6,307
Pledged deposits	4,512	6,500
Other non-current assets	21,713	2,745
Deferred taxation	3,706	4,817

Total non-current assets	1,786,703	1,068,252

Current assets
Financial assets:
Financial assets at fair value through profit or loss	-	327,803
Financial assets held to maturity	-	7,687
Pledged deposits	45,402	47,035
Inventories	54,245	16,369
Trade receivables, net	185,455	109,165
Amounts due from joint ventures and joint venture partners	37,346	19,244
Amounts due from other related parties	1,221	1,781
Prepayments and accrued income	58,429	48,046
Current tax assets	4,916	14,716
Other current assets	83,512	52,796
Time deposits	-	108
Cash and cash equivalents	656,692	596,567

Total current assets	1,127,218	1,241,317

Assets held for sale	407,073	250,087

Total assets	3,320,994	2,559,656

*Intangible assets have been amended to reflect the final purchase price allocation for Millicom’s acquisition of its operation in the Democratic Republic of Congo.
9

Millicom International Cellular S.A.
Consolidated balance sheets
as at December 31, 2006 and 2005

	Dec 31, 2006	Dec 31, 2005*
	(Unaudited)
	US$’000	US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 100,683,880 shares as of December 31, 2006)	372,526	465,157
Treasury stock	-	(8,833)
Other reserves	2,966	(15,217)
Retained losses brought forward	(39,565)	(151,779)
Net Profit for the year	168,947	10,277

	504,874	299,605
Minority Interest	77,514	34,179

Total equity	582,388	333,784

Liabilities
Non-current liabilities
Debt and other financing:
10% Senior Notes	538,673	537,599
4% Convertible Notes – Debt component	171,169	163,284
Other debt and financing	649,153	120,041
Other non-current liabilities	49,353	203,988
Deferred taxation	34,368	45,228

Total non-current liabilities	1,442,716	1,070,140

Current liabilities
Debt and other financing:
5% Mandatory Exchangeable Notes – Debt component	-	315,359
Other debt and financing	134,661	96,340
Capex payables	276,850	110,336
Other trade payables	151,454	100,204
Amounts due to joint ventures and joint venture partners	32,017	14,122
Amounts due to related parties	5,184	4,780
Accrued interest and other expenses	113,316	61,236
Current tax liabilities	89,077	67,815
Other current liabilities	99,292	138,816

Total current liabilities	901,851	909,008

Liabilities directly associated with assets held for sale	394,039	246,724

Total liabilities	2,738,606	2,225,872

Total equity and liabilities	3,320,994	2,559,656

* Equity has been amended to reflect the final purchase price allocation for Millicom’s acquisition of its operation in the DRC.

10

     Millicom International Cellular S.A.
Condensed consolidated statements of cash flows
for the years ended December 31, 2006 and 2005

	Dec 31, 2006	Dec 31, 2005
	(Unaudited)	(Unaudited)
	US$’000	US$’000

EBITDA	717,148	438,094
Movements in working capital	20,054	51,191

Cash generated from continuing operations	737,202	489,285
Corporate costs	(33,067)	(21,454)
Net interest paid	(80,042)	(70,830)
Taxes paid	(102,599)	(71,612)

Net cash provided by operating activities	521,494	325,389
Cash flow used by investing activities	(541,112)	(280,696)
Cash flow provided by financing activities	164,149	206,238

Cash from continuing operations	144,531	250,931
Cash transferred to assets held for sale	(7,135)	(3,013)
Cash flow of discontinued operations	(12,524)	10,799
Investments in discontinued operations, net	(57,322)	(73,812)
Cash effect of exchange rate changes	(7,425)	(1,719)

Net increase in cash and cash equivalents	60,125	183,186
Cash and cash equivalents, beginning	596,567	413,381

Cash and cash equivalents, ending	656,692	596,567

     Millicom International Cellular S.A.
Condensed consolidated statements of changes in equity
for the years ended December 31, 2006 and 2005

	Dec 31, 2006	Dec 31, 2005
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Equity as at January 1	333,784	280,437
Derecognition of negative goodwill on January 1	-	8,202
Profit for the year	168,947	10,277
Stock compensation	12,850	3,075
Fair value gain on available for sale financial assets	(3,308)	3,308
Shares issued via the exercise of stock options	14,227	3,553
Equity component of 4% Convertible Bonds	-	39,109
Movement in currency translation reserve	12,553	(5,005)
Minority interest	43,335	(9,172)

Equity as at December 31	582,388	333,784

11

Millicom International Cellular S.A.
Quarterly analysis by cluster
(Unaudited)

						Increase
	Q4 06	Q3 06	Q2 06	Q1 06	Q4 05	Q4 05 to Q4 06
Total cellular subs(1)
Central America	5,164,167	4,247,941	3,647,697	3,166,682	2,737,126	89%
South America	4,329,973	1,966,614	1,715,347	1,521,356	1,337,739	224%
Africa	3,425,680	3,215,415	2,689,513	2,271,157	2,006,634	71%
Asia	2,025,625	1,836,150	1,707,344	1,532,874	1,429,766	42%

Total	14,945,445	11,266,120	9,759,901	8,492,069	7,511,265	99%

Attributable cellular subs(1)
Central America	3,645,886	2,985,925	2,567,464	2,229,018	1,935,272	88%
South America	4,329,973	1,966,614	1,715,347	1,521,356	1,337,739	224%
Africa	3,286,083	3,092,132	2,571,130	2,156,391	1,896,084	73%
Asia	1,578,626	1,425,027	1,328,349	1,181,278	1,108,139	42%

Total	12,840,568	9,469,698	8,182,290	7,088,043	6,277,234	105%

Revenues (US$’000) (1)
Central America	250,866	207,258	181,420	156,567	141,986	77%
South America	162,344	62,308	51,576	44,810	40,131	305%
Africa	92,405	80,291	72,719	66,690	58,067	59%
Asia(1)	38,166	38,214	35,617	34,849	33,227	15%

Total Revenues	543,781	388,071	341,332	302,916	273,411	99%

Discontinued operations	12,124	14,432	20,299	19,285	20,656
(incl. Pakistan)

EBITDA (US$’000) (1)
Central America	131,431	110,874	94,110	79,015	81,370	62%
South America	48,856	28,393	22,278	18,491	16,536	195%
Africa	32,831	31,095	28,944	29,702	21,446	53%
Asia(1)	16,073	15,150	14,178	15,727	14,868	8%

Total EBITDA	229,191	185,512	159,510	142,935	134,220	71%

Discontinued operations	(3,610)	(5,697)	(2,884)	(733)	2,248
(incl. Pakistan)

(1) Excludes discontinued operations.

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Millicom International Cellular S.A.
Total subscribers and market position by country
(Unaudited)

Country and Equity Holding		Country Population (millions)(i)	MIC Market Position(ii)	Total Subscribers

				06 Q4	05 Q4	y-o-y
						Growth
Central America
El Salvador	(100.0%)	6.8	1 of 5	1,387,395	738,980	88%
Guatemala	(55.0%)	12.3	2 of 3	2,223,059	1,164,050	91%
Honduras	(66.7%)	7.3	1 of 2	1,553,713	834,096	86%

				5,164,167	2,737,126	89%

South America
Bolivia	(100.0%)	9.0	2 of 3	936,374	645,418	45%
Colombia	(50.0% + 1 share)	43.6	3 of 3	2,120,284	-	-
Paraguay	(100.0%)	6.5	1 of 4	1,273,315	692,321	84%

				4,329,973	1,337,739	224%

Africa
Chad	(87.5%)	9.9	2 of 2	186,700	91,159	105%
DRC	(100.0%)	62.7	4 of 4	50,337	60,638	-17%
Ghana	(100.0%)	22.4	2 of 4	1,211,904	448,838	170%
Mauritius	(50.0%)	1.2	2 of 3	279,193	221,100	26%
Senegal	(100.0%)	12.0	2 of 2	894,617	679,914	32%
Sierra Leone	(100.0%)	6.0	4 of 5	42,055	29,606	42%
Tanzania	(100.0%)	37.4	3 of 4	760,874	475,379	60%

				3,425,680	2,006,634	71%

Asia
Cambodia	(58.4%)	13.9	1 of 4	1,075,162	773,608	39%
Laos	(74.1%)	6.4	3 of 5	87,228	76,728	14%
Sri Lanka	(100.0%)	20.2	2 of 4	863,235	579,430	49%

				2,025,625	1,429,766	42%

Total Subscribers				14,945,445	7,511,265	99%

(i)	Source: CIA The World Fact Book

(ii)	Source: Millicom. Market share derived from active subscribers based on interconnect

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